Exhibit 99.1

CENTOGENE Reports Full Year 2022 Financial Results

●	Full Year 2022 total revenues with double-digit growth of 12% at €47.5 million, in line with prior guidance
●	Significant expansion of gross profit margin from 32% to 42% and ongoing cost control resulted in significant improvement of net results
●	Both Pharma and Diagnostics segments positioned for strong performance in 2023, guidance of FY2023 total revenue growth between 10% to 15%

1	CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, May 16, 2023 (GLOBE NEWSWIRE) –

Centogene N.V. (Nasdaq: CNTG) (“we” or the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced financial results for the fiscal year ended December 31, 2022, and provided a business update.

“2022 reaffirms CENTOGENE’s focus and dedication to becoming the essential data-driven partner in rare and neurodegenerative diseases. With renewed focus on our Core Diagnostics and Pharma segments and the exit of the COVID-19 business, we have continued to deliver against our goals – recording double-digit revenue growth compared to the prior year. We expanded the CENTOGENE Biodatabank to over 750,000 patients – representing the world´s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases to enable diagnostics, clinical development, and access to life-saving treatments for patients and partners around the world,” stated Kim Stratton, Chief Executive Officer at CENTOGENE. “While we continue to navigate a volatile market environment, we are proactively pursuing a number of initiatives to extend our cash runway and continue improving our cost structure. Looking ahead, we expect to see 2023 annual revenue growth between 10% to 15%.”

2	Full Year 2022 Financial Highlights
●	Total revenues increased by 12% to €47.5 million in FY2022, compared to €42.2 million in FY2021, reflecting growth in both the Diagnostics and Pharma segments
●	Diagnostics segment revenues increased by 18% in 2022 to €31.4 million, primarily related to an increase of 34% in revenues for CentoXome® (CENTOGENE’s proprietary Whole Exome Sequencing) and CentoGenome® (CENTOGENE’s proprietary Whole Genome Sequencing). Achieved upselling 25% of CentoXome® and CentoGenome® orders to MOx (CENTOGENE’s portfolio of multiomic testing solutions) in FY2022
●	Pharma segment revenues returned to growth after two years of decline, increasing by 3% year-over-year to €16.1 million, primarily driven by progressing observational studies for patient finding and market access in collaboration with pharma partners to support clinical development stage projects in rare and neurodegenerative disorders. Gross profit margins more than doubled to 55% in FY2022 compared to 26% in FY2021

●	The overall gross profit margin improved by 10 percentage points to 42% of revenues or €19.8 million in FY2022, compared to a 32% gross profit margin in FY2021. The gross profit margin was mainly driven by better margins in the Pharma segment and solid margins in the Diagnostics segment due to product mix of innovative, high-end products including CentoXome®, CentoGenome®, and MOx
●	The Company improved its net loss position by 31% at €31.8 million in FY2022 compared to a net loss of €46.2 million in FY2021. Net loss from continuing operations showed an improvement of 33% at €38.7 million in FY2022 compared to €57.4 million in FY2021. G&A costs decreased by 25%, or €10.9 million, in FY2022. Discontinued operations reflected the contributions from the COVID-19 testing business, which was ceased end of Q1 2022
●	Total segment adjusted EBITDA showed a significant improvement of 69% overall at €13.2 million in FY2022 compared to €7.8 million in FY2021 from the Company’s Diagnostics and Pharma segments, representing higher adjusted EBITDA contributions from both business segments. Adjusted EBITDA from the Pharma segment increased by 42% to €6.8 million in FY2022, compared to €4.8 million in FY2021, as a result of strong revenue growth and an increase in gross margins. The Diagnostics segment recorded a notable increase in adjusted EBITDA of 112% to €6.4 million in FY2022, compared to €3.0 million in FY2021, primarily due to revenue growth and improved collections of receivables
●	Cash and cash equivalents were €36.0 million as of December 31, 2022, compared to €17.8 million for the period ending December 31, 2021. There is uncertainty about the Company's ability to continue as a going concern. Please refer to the Company's FY2022 financial statements and related disclosures

“We are very encouraged by the accelerating momentum and the performance we delivered in 2022, particularly in continuing to achieve strong segment adjusted EBITDA and optimizing operational efficiency. We have made a lot of progress towards building a sustainable business – simplifying and strengthening our organization as well as optimizing our cost structure and cost management. The results can be seen in significant improvements across gross margins, which are up 10 percentage points, corporate expenses being reduced, adjusted EBITDA improved, as well as the Company’s bottom line. In 2023, we continue to prioritize cost diligence as a key driver for profitability, while actively exploring additional transaction options to extend our cash runway. By strategically managing our expenses, we seek to enhance the stability of our balance sheet and foster sustainable financial performance,” added Miguel Coego, Chief Financial Officer at CENTOGENE.

Recent Business Highlights Corporate

●	Expanded the CENTOGENE Biodatabank to over 750,000 patients, over 70% of whom are of non- European descent, approximately 30,000 active physicians, and more than 70 million unique variants thanks to the increasing number of CentoXome® and CentoGenome® analyses, which contain significantly more variants than more targeted diagnostic tests
●	Appointed Chief Commercial Officer & General Manager - Pharma, Ian Rentsch, and significantly strengthened Pharma Business Development by more than doubling the team size – underlining the Company’s strategic focus to better serve existing partners and significantly increase collaborations with new partners
●	Strengthened Diagnostics Sales team and expanded direct footprint distribution network in targeted geographic areas, such as Canada, Colombia, Italy, Spain, and Portugal
●	Authored 62 peer-reviewed scientific publications in FY2022, unlocking insights into Parkinson’s disease, Gaucher disease, frontotemporal dementia, Fabry disease, muscular dystrophy, Alport syndrome, mucopolysaccharidosis type VI, Suleiman-El-Hattab syndrome, Galloway-Mowat syndrome, HIDEA (hypotonia, hypoventilation, intellectual disability, dysautonomia, epilepsy and eye abnormalities) syndrome, and Diets-Jongmans syndrome, as well as a range of variants associated with epilepsy, genetic cancers, metabolic disorders, developmental disorders, and other rare and neurodegenerative diseases
●	Closed $20 million second tranche of secured loan from Oxford Finance in December 2022, upon achieving trailing twelve-months revenue performance target
●	Announced the appointment of Mary Sheahan as Chair of the Audit Committee, as well as Ad Interim Member of the Supervisory Board, which is to be confirmed at the Company’s next General Meeting of Shareholders in June

Pharma

●	Extended Takeda partnership to April 2024 to continue providing access to genetic testing for patients with lysosomal storage disorders
●	Entered strategic collaborations with IQVIA and Premier Research to extend strategy and expand commercialization model with pharma partners via Contract Research Organizations (CROs)
●	Extended, alongside Denali Therapeutics, the ROPAD Study, the world’s largest observational study on Parkinson’s disease genetics with approximately 15,000 enrolled patients to date. Patients enrolled in ROPAD and identified with LRRK2 genetic variations may be eligible for participation in ongoing interventional clinical studies. Denali, in collaboration with Biogen Inc., is currently evaluating the efficacy and safety of BIIB122 (DNL151), a small molecule LRRK2 inhibitor
●	Extended and expanded, with support from Alector, Inc., the observational EFRONT Study to advance the genetic understanding of frontotemporal dementia
●	Launched the CENTOGENE Biodata Network, a portfolio of data-driven partnering solutions for biopharma and research institutions, fueled by the CENTOGENE Biodatabank and over 15 years of patient insights. These customizable partnering solutions include Insight Reports, which are tailored data analysis reports that seamlessly enable partners to answer ad hoc research questions via real-world data. Biodata Licenses are also available, which enable partners to securely access CENTOGENE's multiomic, clinical, and sociodemographic datasets via a Trusted Research Environment (TRE)

Diagnostics

●	Strong order intake of approximately 70,000 test requests for FY2022, which represents a 23% increase compared to approximately 57,000 in the prior year
●	Launched CentoCloud®, one of the world’s only CE-marked Software as a Service (SaaS) under the In Vitro Diagnostics Directive (98/79/EC), as well as released CENTOGENE’s FilterTool application, one of the first applications to receive CE mark under the new In Vitro Diagnostic Regulation (IVDR). Pairing CentoCloud® and the FilterTool accelerates genetic data interpretation and helps labs and healthcare institutions around the globe to access the leading CENTOGENE Biodatabank, state-of-the-art certified dry labs, and automated bioinformatic pipelines to fully support rare and neurodegenerative patients
●	Launched NEW CentoGenome®, the world's most comprehensive Whole Genome Sequencing tool for diagnosis of rare and neurodegenerative diseases, which now detects Copy Number Variations associated with spinal muscular atrophy, as well as complex disease-causing variants associated with Gaucher disease and susceptibility to GBA1-related Parkinson's disease
●	Launched MOx – CENTOGENE’s portfolio of single-step multiomic solutions that combines genomic and biochemical testing to lead to a higher diagnostic yield by up to 25%
●	Launched together with TWIST Bioscience three Next Generation Sequencing target enrichment panels, Twist Alliance CNTG Exome, Twist Alliance CNTG Rare Disease Panel, and Twist Alliance CNTG Hereditary Oncology Panel, to support rare disease and hereditary cancer research and support diagnostics
●	Utilizing Illumina’s new NovaSeq X Sequencing System to further optimize throughput, scale, and cost efficiencies

2023 Revenue Guidance

The Company expects revenue growth to be between 10 to 15% in FY2023 compared to FY2022.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic,

and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 750,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 275 peer- reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the

U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward- looking statements contained in this press release speak only as of the date hereof, and

CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Contact: CENTOGENE

Ben Legg

Corporate Communications Press@centogene.com

Lennart Streibel Investor Relations IR@centogene.com